UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number  1-8649

A.            Full title of the plan and address of the plan, if different from that of the issuer named below:

The Toro Company Investment, Savings, and Employee Stock Ownership Plan

The Toro Company

8111 Lyndale Avenue South

Bloomington, MN  55420

Attn: Director, Total Rewards & HR Services

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Toro Company

8111 Lyndale Avenue South

Bloomington, MN  55420

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Financial Statements

December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator
The Toro Company Investment, Savings,

and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of The Toro Company Investment, Savings, and Employee Stock Ownership Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Minneapolis, Minnesota
June 26, 2013

THE TORO COMPANY INVESTMENT, SAVINGS,

AND EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets:
Investments at fair value:
Interest in the Toro Company Master Trust Fund	$695,340,692	606,803,093
Employer contribution receivable	11,033,723	9,974,544
Employee contribution receivable	54,223	46,161
Participant loans	—	47
Total receivables	11,087,946	10,020,752
Total assets before adjustment at fair value	706,428,638	616,823,845
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,829,250)	(2,676,184)
Net assets available for benefits	$703,599,388	614,147,661

See accompanying notes to financial statements.

THE TORO COMPANY INVESTMENT, SAVINGS,

AND EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2012 and 2011

	2012	2011
Additions to net assets:
Investment income (loss):
Plan interest in net investment income (loss) of the Toro Company Master Trust Fund	$128,978,386	(6,914,240)
Net investment income (loss)	128,978,386	(6,914,240)
Employer contributions	14,557,474	13,188,278
Employee contributions	13,705,655	13,113,603
Rollover contributions	1,490,637	1,198,716
Total contributions	29,753,766	27,500,597
Total additions to net assets	158,732,152	20,586,357
Deductions from net assets:
Benefit payments	(69,338,130)	(41,757,504)
Administrative and other	57,705	(56,504)
Total deductions from net assets	(69,280,425)	(41,814,008)
Net increase (decrease) in net assets available for benefits	89,451,727	(21,227,651)
Net assets available for benefits:
Beginning of year	614,147,661	635,375,312
End of year	$703,599,388	614,147,661

See accompanying notes to financial statements.

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(1)                     Summary Description of Plan

The following description of The Toro Company Investment, Savings, and Employee Stock Ownership Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document amended and restated as of January 1, 2009 for more complete information for calendar years prior to 2012. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 2002, The Toro Company Employee Stock Ownership Plan was merged into The Toro Company Investment and Savings Plan to become the Plan. However, there continues to be both an Employee Stock Ownership (ESOP) portion and a profit sharing portion of the Plan. Effective September 2, 2003, the Exmark Manufacturing Company, Inc. 401(k) Profit Sharing Plan was merged into the Plan. The Exmark Manufacturing Company, Inc. 401(k) Profit Sharing Plan offered loans to participants. Since loans are not offered under the Plan, outstanding loan balances were transferred as a result of the merger into the Plan and continue to be repaid by participants. Effective April 1, 2008, the Rain Master Irrigation Systems, Inc. 401(k) Profit Sharing Plan and the Hahn Equipment Co. Savings Plan for Union employees were merged into the Plan.

The primary purpose of the ESOP portion of the Plan is to provide employees who become participants in the Plan an opportunity to have their account balances invested in common stock, par value $1.00 per share (Common Stock), of The Toro Company (the Company). The portions of participant accounts that hold Common Stock of the Company are included in the ESOP portion of the Plan. The portions of participant accounts that do not hold such stock are included in the profit sharing portion of the Plan.

Participants may make their own contributions to the Plan. These are initially made to the profit sharing portion of the Plan.

Plan participants are also eligible to have the Company make ESOP and investment fund contributions to the Plan on their behalf after two years of qualifying service with the Company. Participants are fully vested in the entire balance of their individual accounts attributable to those contributions. The Company also makes matching contributions to the Plan with respect to participant contributions. Participants are eligible for matching contributions after completing one year of qualifying service with the Company. Company matching contributions, together with income attributable thereto, vest at a rate of 20% after one year of vesting service, with an additional 20% being accumulated annually thereafter until the participant is 100% vested.

Participants may choose to have their accounts including those initially invested in Common Stock of the Company, invested in any of the investment funds made available under the Plan or in Common Stock of the Company. All contributions under the Plan are made to a trust that holds all of the assets of the Plan.

Participants may receive distributions from their vested accounts under the Plan upon termination of employment, retirement, or death in the form of a lump-sum payment or in installments. Additionally, at age 59½, participants are able to take in-service withdrawals. Participants are allowed to withdraw amounts that they previously rolled into the Plan. Withdrawals also are allowed from selected accounts in the event of a defined financial hardship to the extent necessary to satisfy the financial need. To the extent an account is invested in Common Stock of the Company, a withdrawal or distribution can be in the form of Common Stock of the Company or in cash.

(Continued)

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2012 and 2011

Benefit payments and transfers of participants’ interests are made by the trustee, Fidelity Investments (the Trustee).

During the years ended December 31, 2012 and 2011, forfeited nonvested accounts totaled $21,810 and $23,443, respectively. These amounts are used to offset future Company contributions.

Effective January 1, 2012, the Plan was amended and restated. As part of the amendment and restatement, the following key changes were made: the eligibility service requirement for Plan entry was changed to 30 days, service requirements for initial entitlement to matching, investment fund, and ESOP contributions were eliminated (annual service requirements for investment fund and ESOP contributions were retained), automatic enrollment levels increased from 2% to 4%, and a vesting schedule was established for investment fund and ESOP contributions made for individuals entering the Plan on or after January 1, 2012, which is the same as the vesting schedule for all matching contributions.

The Company (the administrator of the Plan) designs, manufactures, and markets professional turf maintenance equipment and services, turf irrigation systems, landscaping equipment and lighting, agricultural micro-irrigation systems, rental and construction equipment, and residential yard and snow removal products. The Company absorbs administrative costs of the Plan, with certain exceptions including investment management fees, which are netted against investment income.

(2)                     Summary of Significant Accounting Policies

(a)                      Basis of Financial Statement Presentation

The accompanying financial statements of the Plan are presented in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The accounting records of the Plan are maintained on the accrual basis.

(b)                      Investments

The Plan’s investments are in a Master Trust held by the Trustee. The investment securities are stated at fair values based upon published quotations or, in the absence of available quotations, at fair values determined by the Trustee. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The Company maintains one Master Trust for two profit sharing and retirement plans that are sponsored by the Company. The two plans are the Plan and The Toro Company Profit Sharing Plan for Plymouth Union Employees. The purpose of the Master Trust is to pool investment transactions and achieve uniform rates of return on comparable funds under all plans. The Master Trust invests in fully benefit-responsive investment contracts stated at fair value, which are then adjusted to contract value. Fair value of the contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

(Continued)

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2012 and 2011

The Plan’s proportionate share of net investment income (loss) from the Master Trust is based upon the percentage of the fair value of the Plan’s investment in the Master Trust’s net assets. The Plan’s percentage interest in the net assets of the Master Trust was approximately 99% as of December 31, 2012 and 2011.

(c)                       Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company, as the administrator of the Plan, to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(d)                      Concentrations of Risk

The Plan has investments in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The assets held by the Master Trust include the Common Stock of the Company. At December 31, 2012 and 2011, approximately 36% and 33%, respectively, of the investments of the Master Trust were invested in Common Stock of the Company. The underlying value of the Common Stock of the Company is entirely dependent upon the performance of the Company and the market’s evaluation of such performance and other factors.

(e)                       Fully Benefit-Responsive Investment Contracts

The Plan indirectly invests in investment contracts and security-backed contracts through the Wells Fargo Stable Value Fund E. An investment contract is a contract issued by a financial institution to provide a stated return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed income security or portfolio of fixed income securities; the second part is a contract value guarantee (wrapper) provided by a third party. The yield earned by the Wells Fargo Stable Value Fund E at December 31, 2012 and 2011 was 0.94% and 1.56%, respectively.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the Master Trust, as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The statements of changes in net assets available for benefits is prepared on a contract value basis.

(Continued)

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(3)                     Funding Policy, Contributions, and Plan Transfers

For the ESOP portion of the Plan, the Company, at its discretion, may choose to make an annual contribution to a qualified employee’s or participant’s account in the form of Common Stock of the Company. To the extent that a contribution is made for a plan year, it is contributed based on a percentage of the participant’s eligible compensation for the plan year.

For the profit sharing portion of the Plan, the Company, at its discretion, may choose to make an annual contribution to a qualified employee’s or participant’s account in the form of cash. This contribution is allocated to a participant’s account based on a participant’s allocation of funds under the 401(k) feature. To the extent that a contribution is made for a plan year, it is contributed based on a percentage of the participant’s eligible compensation for the plan year plus a percentage of the participant’s eligible compensation above the Social Security taxable wage base.

Participants can also elect salary reduction elections under a 401(k) feature, after-tax contributions and rollover funds from other qualified plans. The Company may, at its discretion, make a matching contribution to employee contributions to the Plan.

(4)                     Party-in-Interest Transactions

The Trustee and the Company are parties-in-interest with respect to the Plan. The Plan’s investments are held by the Trustee, and some of the investment funds available to participants include mutual funds managed by the Trustee. In the opinion of the Plan’s legal counsel, transactions between the Plan and the Trustee are exempt from being considered as “prohibited transactions” under ERISA Section 408(b).

(5)                     Plan Termination

The Company has voluntarily agreed to make contributions to the Plan. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. For individuals who became Plan participants prior to 2012, each participant’s interest in the Plan is 100% vested at all times, except for the portion attributable to matching contributions, which is vested in a manner described above. For individuals who become Plan participants on or after January 1, 2012, the portions of each participant’s interest in the Plan attributable to investment fund, ESOP and matching contributions are vested in the same manner as described above for matching contributions of individuals who became Plan participants prior to 2012. Upon termination of the Plan, interests of active participants in the Plan fully vest.

(6)                     Master Trust Fund

Under the terms of the trust agreement, the Trustee manages investment funds on behalf of the Plan. The Trustee has been granted discretionary authority concerning the purchases and sales of the investments of the investment funds, except to the extent the trustee is subject to the discretion of participants, other fiduciaries or the Company. In accordance with the trust agreement, the assets of the Plan are held together with assets of other plans sponsored by the Company in the Master Trust. Investment income related to the Master Trust is allocated to the individual plans based upon daily balances invested in the Plan.

(Continued)

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2012 and 2011

Fair values of Master Trust investments at December 31, 2012 and 2011 were as follows:

	2012	2011
Mutual Funds:
U.S. Small Cap Equities	$31,567,294	29,820,362
U.S. Mid Cap Equities	32,420,071	26,506,816
U.S. Large Cap Equities	122,443,659	108,237,566
International Small Cap Equities	3,653,436	2,675,343
International Large Cap Equities	26,403,367	25,065,517
Stable Asset Funds	100,747,244	106,043,767
Asset Allocation Funds	103,583,178	90,484,097
Fixed Income Funds	22,591,625	17,802,425
Money Market Funds	3,223,982	2,394,853
The Toro Company Common Stock	251,938,375	200,867,070
Total Master Trust Investments	$698,572,231	609,897,816
Plan Interest in Master Trust	$695,340,692	606,803,093

Net investment income (loss) for the Master Trust for the years ended December 31, 2012 and 2011 was as follows:

	2012	2011
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Mutual Funds:
U.S. Small Cap Equities	$1,902,305	(3,740,505)
U.S. Mid Cap Equities	4,178,779	(263,253)
U.S. Large Cap Equities	17,735,527	(5,380,635)
International Small Cap Equities	638,757	(430,956)
International Large Cap Equities	4,016,531	(4,341,245)
Stable Asset Funds	2,032,319	2,648,514
Asset Allocation Funds	10,452,064	131,732
Fixed Income Funds	821,569	1,164,554
The Toro Company Common Stock	78,850,074	(3,194,567)
Net realized and unrealized appreciation (depreciation)	120,627,925	(13,406,361)
Dividends	9,210,911	6,942,980
Net investment income (loss)	$129,838,836	(6,463,381)

(Continued)

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2012 and 2011

The Master Trust categorizes its assets and liabilities into one of three levels based on the assumptions (inputs) used in valuing the asset or liability. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1        — Quoted prices in active markets for identical assets or liabilities.

Level 2        — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3        — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Master Trust’s investments in small, mid, and large-cap equities, in the United States and internationally, as well as investments in Common Stock of the Company and money market funds are classified as Level 1 assets in the fair value hierarchy, while the Master Trust’s investments in stable asset, asset allocation, and fixed income funds are classified as Level 2 assets in the fair value hierarchy. Stable asset, asset allocation, and fixed income funds are valued at Net Asset Value (NAV), which is based on the fair value of the underlying securities owned by the fund and divided by the number of shares outstanding. The NAV unit price is quoted on a private market that is not active.

Assets measured at fair value, as of December 31, 2012 and 2011 are summarized below:

2012	Fair value	Level 1	Level 2	Level 3
Mutual Funds:
U.S. Small Cap Equities	$31,567,294	31,567,294	—	—
U.S. Mid Cap Equities	32,420,071	32,420,071	—	—
U.S. Large Cap Equities	122,443,659	122,443,659	—	—
International Small Cap Equities	3,653,436	3,653,436	—	—
International Large Cap Equities	26,403,367	26,403,367	—	—
Stable Asset Funds	100,747,244	—	100,747,244	—
Asset Allocation Funds	103,583,178	—	103,583,178	—
Fixed Income Funds	22,591,625	—	22,591,625	—
Money Market Funds	3,223,982	3,223,982	—	—
The Toro Company Common Stock	251,938,375	251,938,375	—	—
Total assets	$698,572,231	471,650,184	226,922,047	—

(Continued)

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2012 and 2011

2011	Fair value	Level 1	Level 2	Level 3
Mutual Funds:
U.S. Small Cap Equities	$29,820,362	29,820,362	—	—
U.S. Mid Cap Equities	26,506,816	26,506,816	—	—
U.S. Large Cap Equities	108,237,566	108,237,566	—	—
International Small Cap Equities	2,675,343	2,675,343	—	—
International Large Cap Equities	25,065,517	25,065,517	—	—
Stable Asset Funds	106,043,767	—	106,043,767	—
Asset Allocation Funds	90,484,097	—	90,484,097	—
Fixed Income Funds	17,802,425	—	17,802,425	—
Money Market Funds	2,394,853	2,394,853	—	—
The Toro Company Common Stock	200,867,070	200,867,070	—	—
Total assets	$609,897,816	395,567,527	214,330,289	—

There were no transfers between Level 1 and Level 2 during the years ended December 31, 2012 and 2011.

The following presents investments in the Master Trust as of December 31, 2012 and 2011 that represent 5% or more of the Master Trust’s net assets in either year:

	2012	2011
Wells Fargo Stable Value Fund E	$100,747,244	106,043,767
T. Rowe Price Equity Income Fund	41,183,923	37,529,027
Growth Fund of America	56,255,610	50,201,839
The Toro Company Common Stock	251,938,375	200,867,070

(7)                     Federal Income Taxes

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated February 19, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Company, as the administrator of the Plan, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires the Plan’s sponsor to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes that the Plan is no longer subject to income tax examinations for years prior to 2009.

(Continued)

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(8)                     Reconciliation of Differences Between These Financial Statements and the Financial Information Required on Form 5500

December 31,
2012
Net assets available for benefits as presented in these financial statements	$703,599,388
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2012	2,829,250
Net assets available for benefits as presented on Form 5500	$706,428,638

Year ended
December 31,
2012
Net increase in net assets available for benefits as presented in these financial statements	$89,451,727
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2012	2,829,250
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2011	(2,676,184)
Net increase in net assets available for benefits as presented on Form 5500	$89,604,793

December 31,
2011
Net assets available for benefits as presented in these financial statements	$614,147,661
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2011	2,676,184
Net assets available for benefits as presented on Form 5500	$616,823,845

Year ended
December 31,
2011
Net decrease in net assets available for benefits as presented in these financial statements	$(21,227,651)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2011	2,676,184
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2010	(2,147,255)
Net decrease in net assets available for benefits as presented on Form 5500	$(20,698,722)

(Continued)

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(9)                     Subsequent Events

The Company evaluated all subsequent events and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Toro Company Investment, Savings, and
Employee Stock Ownership Plan

Date: June 26, 2013	By	/s/ Renee J. Peterson
Renee J. Peterson
Vice President Finance
and Chief Financial Officer
of The Toro Company

Exhibit Index

Exhibit number	Description
23.1	Consent of Independent Registered Public Accounting Firm